UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

BLYTH, INC.

(Name of Subject Company)

BLYTH, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

09643P207

(CUSIP Number of Class of Securities)

Michael S. Novins

Vice President and General Counsel

Blyth, Inc.

59 Armstrong Road

Plymouth, Massachusetts 02360

(508) 830-3100

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

David E. Shapiro

Marshall P. Shaffer

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Blyth, Inc., a Delaware corporation (“Blyth” or the “Company”). The address of the Company’s principal executive office is 59 Armstrong Road, Plymouth, Massachusetts 02360. The telephone number of the Company’s principal executive office is (508) 830-3100.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value of $0.02 per share (the “Shares”). As of the close of business on September 11, 2015, (i) 16,138,413 Shares were issued and outstanding, (ii) 10,590,950 Shares were held in treasury by the Company and (iii) 194,862 Shares were reserved for future issuance pursuant to restricted stock units (the “Restricted Stock Units”) granted and outstanding under Blyth’s 2003 Second Amended and Restated Omnibus Incentive Plan, as amended.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1.

Tender Offer.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by CB Shine Merger Sub, Inc., a Delaware corporation (“Merger Sub”), to purchase all of the outstanding Shares at a price per Share equal to $6.00 (the “Offer Price”), net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 14, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). According to the Offer to Purchase, Merger Sub is a direct wholly owned subsidiary of CB Shine Holdings, LLC, a Delaware limited liability company (“Parent”), and Parent is a direct wholly owned subsidiary of Carlyle U.S. Equity Opportunity Fund, L.P., a Delaware limited partnership (“Sponsor”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Sponsor, Merger Sub and Parent with the Securities and Exchange Commission (the “SEC”) on September 15, 2015. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 30, 2015 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub. Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Merger Sub will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Company surviving as a wholly owned subsidiary of Parent (the “Surviving Corporation”). Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder vote will be required to consummate the Merger. The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. Pursuant to the Merger Agreement, the Merger will become effective at the time (such time, the “Merger Effective Time”) the certificate of merger is filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties and specified in the Certificate of Merger. At the Merger Effective Time, each Share issued and outstanding immediately prior to the Merger Effective Time will be converted into the right to receive $6.00 in cash, without interest, less any applicable withholding taxes, except for (i) Shares then held by Parent, Merger Sub or Blyth or any subsidiary of either Blyth or Parent, all of which will be canceled and retired and will cease to exist, and (ii) Shares that are held by any stockholder of Blyth who properly demands appraisal rights pursuant to Section 262 of the DGCL in connection with the Merger. As a result of the Merger, Blyth will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent.

Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on September 14, 2015. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at 11:59 p.m., New York City time, at the end of the day on October 13, 2015, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Sponsor, Parent and Merger Sub are located at 520 Madison Avenue, New York, NY 10022.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Sponsor, Parent, Merger Sub or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company and Sponsor, Parent and/or Merger Sub.

Merger Agreement

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the terms and conditions of the Offer contained in the Offer to Purchase are incorporated herein by reference. The Merger Agreement governs the contractual rights among the Company, Parent and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by the Company to Parent and Merger Sub in connection with the execution and delivery of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Parent and Merger Sub, and certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Merger Sub, rather than establishing matters of fact and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement.

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

On May 18, 2015, Blyth and Carlyle Investment Management L.L.C. (“CIM”) entered into a Confidentiality Agreement (the “Confidentiality Agreement”). Under the Confidentiality Agreement, CIM agreed, among other things, to keep all non-public information concerning Blyth and its subsidiaries confidential (subject to certain exceptions) and use such information solely for the purpose of evaluating a possible transaction between Blyth and CIM or one or more of its affiliates. Under the Confidentiality Agreement, CIM is also subject to certain customary “standstill” provisions that prevent CIM from taking certain actions unless requested by Blyth or in connection with the transaction with Blyth commencing on May 18, 2015 and ending on the earliest to occur of: (a) November 18, 2015, (b) the date on which Blyth enters into, or publicly announces that Blyth plans to enter into a transaction with a person or group of persons involving the direct or indirect acquisition by such person of all or a controlling portion of Blyth’s equity securities or all or substantially all of Blyth’s assets or (c) the date on which a person commences a tender offer or exchange offer for a majority of the total number of Blyth’s voting securities which Blyth and its board of directors do not reject within ten business days following the commencement of such tender offer or exchange offer. Actions prohibited during the standstill period without the prior written approval of the Blyth board of directors include: (i) making any statement or proposal to the Blyth board of directors or any of its stockholders or any public announcement, proposal or offer with respect to any business combination, consolidation, merger, tender offer or exchange offer, restructuring, recapitalization, liquidation or similar transaction involving Blyth, any proposal to seek representation on the Blyth board of directors, (ii) encouraging or assisting any other person to take any of the foregoing actions, (iii) taking any action which would reasonably be expected to require Blyth to make a public announcement regarding any of the foregoing actions and (iv) offering to acquire, acquiring, owning or selling any voting securities or indebtedness of Blyth or rights or options to acquire interests in any voting securities or indebtedness of Blyth (other than for investment purposes of up to 5% in the aggregate of the outstanding voting securities or indebtedness of Blyth).

The foregoing summary of the provisions of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) hereto and its incorporated herein by reference.

Expense Reimbursement Agreement

On June 23, 2015, as a condition to Parent’s willingness to pursue a potential acquisition of the Company, Blyth and The Carlyle Group (“Carlyle”) entered into an Expense Reimbursement Agreement, pursuant to which Blyth agreed to reimburse Carlyle for (a) for up to $0.5 million of its documented, out-of-pocket fees and expenses incurred after May 8, 2015 in connection with a potential transaction, payable in the event that either party informs the other party in writing that it is not interested in pursuing a transaction and (b) for up to $1 million of its documented, out-of-pocket fees and expenses, payable in the event that the Company abandoned its interest in pursuing a transaction with Carlyle at such a time that Carlyle affirmatively was pursuing an acquisition of the Company at a per share price of at least $9.00 per share.

The foregoing summary of the provisions of the Expense Reimbursement Agreement does not purport to be complete and is qualified in its entirety by reference to the Expense Reimbursement Agreement, a copy of which is filed as Exhibit (e)(3) hereto and its incorporated herein by reference.

Tender and Support Agreement

Concurrently with the execution of the Merger Agreement, on August 30, 2015, Robert B. Goergen, Chairman of the Blyth board of directors, Robert B. Goergen, Jr., Blyth’s President and Chief Executive Officer,

and certain other stockholders of Blyth entered into a tender and support agreement with Parent and Merger Sub (the “Support Agreement”), pursuant to which they agreed, among other things, to tender the Shares beneficially owned by such stockholders into the Offer and otherwise support the transactions contemplated by the Merger Agreement. As of September 11, 2015, these stockholders beneficially owned in the aggregate approximately 39% of Blyth’s outstanding Shares. The Support Agreement terminates upon the occurrence of certain events, including the valid termination of the Merger Agreement in accordance with its terms, the occurrence of the Merger Effective Time and the modification, waiver or amendment of the Merger Agreement, without the consent of the stockholders party to the Support Agreement, in a manner that reduces the amount or changes the form of consideration payable to the stockholders party to the Support Agreement.

The foregoing summary of the provisions of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit (e)(4) hereto and its incorporated herein by reference.

Limited Consents under Loan Agreements

Concurrently with the execution of the Merger Agreement, on August 30, 2015, the Company and various of its domestic subsidiaries entered into (i) a limited consent (the “Revolver Consent”) with its revolving credit lender, Bank of America, N.A. (the “Revolving Lender”), with respect to the Merger Agreement and the loan and security agreement among the Company, such subsidiaries and the Revolving Lender (the “Revolving Loan Agreement”) and (ii) a limited consent (the “Term Loan Consent,” and collectively with the Term Loan Consent, the “Lender Consents”) with its term loan lender, GFIE, LLC (the “Term Lender” and collectively with the Revolving Lender, the “Lenders”), which is an affiliate of Robert B. Goergen, with respect to the Merger Agreement and the term loan and security agreement (the “Term Loan Agreement” and collectively with the Revolving Loan Agreement, the “Loan Agreements”) among the Company, such subsidiaries and the Term Lender.

The Lender Consents acknowledge that the Lenders consent to the Company entering into the Merger Agreement and consent to the execution of the Support Agreement. The Lender Consents do not consent to the actual consummation of the Merger; each Lender Consent provides that the consummation of the Merger would be an event of default under the applicable Loan Agreement and that, upon such consummation, the applicable Lender would have the right to receive immediate payment in full of its loans (and, in the case of the Revolving Lender, full cash collateralization of any letter of credit obligations). The Merger Agreement provides for the discharge of the obligations under each Loan Agreement upon the closing of the Merger (unless the applicable Lender otherwise consents to the Merger and related transactions and waives any applicable breach, violation or default under the applicable Loan Agreement with such Lender).

The foregoing summary of the provisions of the Lender Consents does not purport to be complete and is qualified in its entirety by reference to the Lender Consents, copies of which are filed as Exhibits (e)(5) and (e)(6) hereto and are incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

Certain of the Company’s executive officers and directors may be deemed to have interests in the Merger that may be different from, or in addition to, those of the Company’s stockholders generally, which may create potential conflicts of interest. The Blyth board of directors was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

Effect of the Merger on Company Shares and Restricted Stock Units

Shares. Certain of the Company’s directors and executive officers hold outstanding Shares. The Company’s executive officers and directors who tender Shares that they own pursuant to the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders who tender Shares into the Offer. If the Merger occurs, at the Offer acceptance time, any Shares owned by the Company’s executive officers and directors that were not tendered into the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company shareholders whose Shares are exchanged in the Merger.

Restricted Stock Units. Certain of the Company’s directors and executive officers hold outstanding Restricted Stock Units. Each Restricted Stock Unit that is outstanding as of the Merger Effective Time, whether vested or unvested, shall be fully vested and shall be canceled in exchange for a cash payment equal to the product of (x) the number of Shares subject to such Restricted Stock Unit award as of the Merger Effective Time and (y) the Offer Price. The cash payment in respect of such Restricted Stock Units will be settled, less any required withholding taxes, as promptly as practicable following the Merger Effective Time, but not later than the fifth business day following the Merger Effective Time (except as otherwise required by agreement with the executive officer and/or to avoid additional taxes and penalties under applicable tax laws).

Value of Payments. For an estimate of the amounts that would become payable to each of the Company’s “named executive officers” (as defined below) in respect of their unvested equity-based incentive awards, see “—Information Regarding Golden Parachute Compensation” and the assumptions set forth under that subheading, below. Assuming that the Merger Effective Time occurs on October 15, 2015, that the employment of the executive officer or service of the director is terminated without cause on that date, that no amount of withholding taxes are applicable to such payments, and cash consideration of $6.00 per Share, we estimate that the aggregate amount that would become payable to Joseph Cirillo, the Company’s controller and chief accounting officer, and non-employee directors, in respect of their unvested Restricted Stock Unit awards, is $0 and $90,000 for Mr. Cirillo and the non-employee directors, respectively.

Employment Arrangements

The Company is party to retention and severance agreements (or, in the case of Mr. Goergen, an employment agreement), with each of its executive officers that provide for the severance payments and benefits described below upon a termination of employment by the Company without cause, or a resignation by the executive officer for good reason (each, a “qualifying termination”).

Employment Agreement. Upon a qualifying termination of Mr. Goergen’s employment or his retirement (Mr. Goergen is currently retirement-eligible under the terms of his employment agreement), subject to his continued compliance with the restrictive covenants in his employment agreement, Mr. Goergen would become entitled to the following: (i) lifetime employee welfare benefits, (ii) lifetime medical and dental benefits for Mr. Goergen’s spouse, (iii) lifetime use of a car and driver, consistent with past practice, (iv) lifetime use of the Company’s aircraft, up to 50 hours per year, subject to certain reimbursement requirements and (v) lifetime use of a Company office and secretarial support.

Retention and Severance Agreements. Upon a qualifying termination during the two years following the Merger Effective Time, Mr. Goergen, Jr., Ms. Casey and Mr. Cirillo would become entitled to the following:

•	A payment equal to two (one-and-a-half for Mr. Cirillo) times the sum of the executive officer’s annual base salary and the average bonus paid to the executive officer during the five most recent years under the Company’s Management Performance Incentive Program, payable in a lump sum within 30 days following the qualifying termination;

•	A lump sum cash payment equal to the executive officer’s annual bonus for the year of termination, determined based on actual performance, prorated through his or her termination date, payable at the time annual bonuses are paid to employees generally but no later than April 15th of the next fiscal year;

•	Immediate vesting of all unvested Restricted Stock Units and performance-based cash awards,

•	Pro-rated vesting of any Restricted Stock Units or performance based cash-awards that have been granted but have not yet been awarded, based upon achievement of performance conditions for the performance period in which the qualifying termination occurs, to be paid at such times as set forth in such award agreements;

•	For Mr. Goergen, Jr., full vesting of all Restricted Stock Units and performance-based cash award that have been granted but have not yet been awarded; provided that performance conditions for the performance period in which the qualifying termination occurs awards shall be deemed achieved at target levels;

•	Outplacement assistance expenses in an amount up to $50,000; and

•	Continued participation in all health insurance plans for a period of 24 months for Ms. Casey and Mr. Goergen, Jr. and 18 months for Mr. Cirillo following the executive officer’s termination date.

The retention and severance agreements of Mr. Goergen, Jr., Ms. Casey and Mr. Cirillo provide that any “golden parachute” payments subject to the excise tax imposed by Section 4999 of the Code may, at the executive officer’s request, be reduced to the maximum amount that does not trigger the “golden parachute” excise tax unless the executive officer would be better off (on an after-tax basis) receiving all payments and benefits due and paying all applicable excise and income taxes. Accordingly, certain payments and/or benefits contingent upon the Merger that may be made to Mr. Goergen, Jr. or Ms. Casey may be reduced pursuant to the retention and severance agreements.

For an estimate of the value of the non-equity based payments and benefits described above that would become payable under the employment arrangements of each of the Company’s named executive officers upon a qualifying termination, see “—Information Regarding Golden Parachute Compensation.” We estimate that the aggregate value of the severance payments and benefits described above that would become payable to Mr. Joseph Cirillo, assuming that the Merger Effective Time occurred on October 15, 2015, Mr. Cirillo experienced a qualifying termination on that date, that performance goals under his annual bonus and 2015 LTIP grant are achieved at target, and the portion of the 2015 LTIP (as defined below) that would otherwise have been awarded in Restricted Stock Units is awarded in cash as described below under “—2015 LTIP” is $763,263.

2015 LTIP

Outstanding grants under the Company’s 2015 Long-Term Performance-Based Incentive Plan (the “2015 LTIP”) provide for future awards of Restricted Stock Units based on the achievement of certain performance goals set forth in the participants’ award letters or individual plan overviews, during the performance cycle running from January 1st to December 31st of 2015. The Company may amend such outstanding awards to provide that if the applicable performance criteria are achieved, in lieu of awarding Restricted Stock Units, 2015 LTIP recipients will be awarded a cash award with a value equivalent to the value of the Restricted Stock Units that would have otherwise been awarded (or, at Parent’s election, restricted stock units relating to shares of the Surviving Corporation). The cash awards, if awarded, will vest in accordance with their terms.

Benefits in Connection with Relocation of Headquarters

Pursuant to the terms of the Merger Agreement, in connection with the relocation of the Company’s headquarters, the Company may (i) increase the amount of Ms. Casey’s monthly travel and living allowance from $3,000 to $7,000 and (ii) provide Messrs. Goergen, Jr. and Cirillo a monthly travel and living allowance in the amount of $5,500. In addition, the Company intends to enter into amendments to the Retention and Severance Agreements of each of Ms. Casey and Mr. Cirillo that preserve the executive officer’s right to resign with good reason as a result of the relocation of the Company’s headquarters in the event that the change in control is consummated.

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Parent, the Company, or their respective affiliates regarding continued service with Parent, the Company or their respective affiliates after the Merger Effective Time, it is possible that Parent, the Company, or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future. Unless superseded, the executive employment agreements described above would continue in accordance with their terms after the Merger Effective Time.

Continuing Employee Benefits

Pursuant to the Merger Agreement, Parent has agreed that each Company employee who continues as an employee of the Company, Parent or any of their respective subsidiaries following the Merger Effective Time (a “continuing employee”) will, until the earlier of the termination of such continuing employee’s employment with such entities or until the first anniversary of the consummation of the Merger, be provided with (i) base salary and annual cash incentive opportunities that are, in each case, no less favorable in any material respects than those provided to the continuing employee immediately prior to the Merger Effective Time, (ii) compensation and benefits (excluding equity compensation) that are substantially comparable in the aggregate to those provided to the continuing employee immediately prior to the Merger Effective Time, and (iii) for any continuing employee who experiences a qualifying termination of employment under circumstances that would have entitled such continuing employee to severance immediately prior to the Merger Effective Time, severance benefits at least equal to those that would have been provided immediately prior to the Merger Effective Time.

In addition, subject to certain exceptions, Parent has agreed to recognize years of service with the Company or its subsidiaries under Parent employee benefit plans to the extent such service would have been recognized under a corresponding Company employee benefit plan, and generally to cause any pre-existing condition exclusions and waiting periods to be waived under certain welfare benefit plans and provide credit for deductibles and co-payments, in each case, to the same extent such treatment applied.

Information Regarding Golden Parachute Compensation

The information set forth below is intended to comply with Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s named executive officers who were named executive officers in the Company’s most recent filing with the SEC under the Securities Act or Exchange Act that required disclosure pursuant to Item 402(c) of Regulation S-K (the “named executive officers”), that is based on or otherwise relates to the Offer and/or the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The table below assumes that:

•	The closing of the Merger, and thus the date of the “change in control” as used below, occurred on October 15, 2015;

•	The employment of each named executive officer was terminated by the Company without cause or by the named executive officer for good reason on such date;

•	No amount of withholding taxes are applicable to any payments set forth in the table, no payments are delayed for six months to the extent required under Code Section 409A and no payments are subject to reduction to the extent required by the terms of any applicable agreement to account for the application of Code Section 280G to such payments; and

•	The amount of the per Share cash consideration payable under the Merger Agreement is $6.00.

As a result of these assumptions and estimates, and the additional assumptions and estimates described in the footnotes accompanying this table, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the below table. For additional details regarding the terms of the payments described below, see the discussion above in the section entitled “—Arrangements between the Company and its Executive Officers, Directors and Affiliates.”

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Tax Reimbursement(4)	Total ($)
Robert B. Goergen Executive Chairman of the Board	—	—	—	—	—

Robert B. Goergen, Jr.	3,078,802	248,016	89,050	—	3,415,868
President and Chief Executive Officer of Blyth and President PartyLite Worldwide

Jane F. Casey	1,075,324	—	89,050	—	1,164,374
Vice President and Chief Financial Officer

(1)	As described in more detail above in “—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Employment Arrangements,” this amount equals the “double-trigger” cash severance payments payable to each of Mr. Goergen, Jr. and Ms. Casey upon a qualifying termination of employment during the two years following a change in control, which consists of:

(i)	An amount equal to two times the sum of base salary plus the average annual bonus paid over the five years prior to termination, payable in a lump sum within 30 days of such qualifying termination;

(ii)	Immediate vesting of all unvested performance-based cash awards that were previously awarded under the Company’s annual bonus plan or granted under the 2015 LTIP and remain subject to time-based vesting; and

(iii)	For Ms. Casey, pro-rated vesting of her 2015 LTIP grant that has not yet been awarded, based upon actual performance, payable if and when such bonuses are paid pursuant to the terms of the applicable plan; and

(iv)	For Mr. Goergen, Jr., full vesting of his 2015 LTIP grant that has not yet been awarded; provided that performance shall be deemed achieved at target levels.

For each named executive officer, this amount also includes the “double-trigger” payment upon a qualifying termination of a pro-rated bonus for the year of termination, based on actual performance, payable if any when bonuses are paid to other employees. For purposes of these estimates, we have assumed that performance with respect to 2015 annual bonuses was achieved at 100% of target.

For purposes of these estimates, for each named executive officer who would have been eligible for a cash and stock award under the 2015 LTIP based on actual performance, we have assumed that performance was achieved at 100% of target. In addition, as described in more detail above under “—2015 LTIP,” we have assumed that grants under the 2015 LTIP have been amended to provide that the portion of such grants that would have been awarded in Restricted Stock Units will be paid in cash.

The Company’s obligation to pay the cash severance payments to the named executive officers is conditioned on the applicable named executive officer executing and not revoking an effective release of claims. For purposes of these estimates, we have assumed that no payments are subject to reduction to the extent required by the terms of any applicable retention and severance agreement to account for the application of Code Section 280G to such payments. The following table lists the respective portions of the amounts set forth in this column that are attributable to the cash severance described in this footnote 1.

Name	Severance Payment ($)	Prorated Bonus ($)	Unvested Performance- Based Cash Awards	2015 LTIP	Total ($)
Robert B. Goergen	—	—	—	—	—
Robert B. Goergen, Jr.	1,722,706	511,096	—	845,000	3,078,802
Jane F. Casey	807,982	133,671	—	133,671	1,075,324

(2)	As described in more detail above in “—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Effect of the Merger on Company Shares and Restricted Stock Units,” each outstanding, unvested Restricted Stock Unit will fully vest, and will be cancelled in exchange for a cash payment equal to the product of (x) the number of Shares subject to such Restricted Stock Unit as of the Merger Effective Time and (y) the Offer Price, payable as promptly as practicable following the Merger Effective Time. The following table sets forth the number of unvested Restricted Stock Units held by each named executive officer as of September 10, 2015 and the value of “single-trigger” payments to be made to each named executive officer immediately following the Effective Time.

Name	Number of Unvested Restricted Stock Units	Value ($)
Robert B. Goergen	—	—
Robert B. Goergen, Jr.	41,336	248,016
Jane F. Casey	—	—

(3)	As described in more detail above in “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Employment Arrangements,” this amount equals the estimated value of the “double-trigger” benefits and perquisites that each of Mr. Goergen, Jr. and Ms. Casey would be entitled to upon a qualifying termination during the two years following a change in control, which includes (x) continued participation in all health insurance plans for 24 months and (y) outplacement assistance expenses. The value of Mr. Goergen’s benefits is not reported in the table above because Mr. Goergen is retirement-eligible and would be entitled to receive such payments and benefits upon his retirement prior to the change in control.

Name	Value of Health Benefits ($)	Value of Outplacement Services ($)	Total
Robert B. Goergen	—	—	—
Robert B. Goergen, Jr.	39,050	50,000	89,050
Jane F. Casey	39,050	50,000	89,050

(4)	None of the named executive officers’ agreements provide for any “golden parachute” excise tax gross-ups or other tax gross-ups.

The foregoing summary of certain provisions of the Merger Agreement does not purport to be complete, and is qualified in its entirety by the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, the Company’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from Parent or the Surviving Corporation for a period of time following the Merger Effective Time. Such indemnification and insurance coverage is further described in the section entitled “—Effect of the Merger on Director and Officer Indemnification and Insurance” below.

Effect of the Merger on Director and Officer Indemnification and Insurance

The Merger Agreement provides that for six (6) years from and after the Merger Effective Time, Parent will, and will cause the Surviving Corporation and its subsidiaries to, honor and fulfill in all respects the obligations of Blyth and its subsidiaries under any and all indemnification agreements and other provisions relating to exculpation, indemnification and advancement of expenses in effect immediately prior to the Merger Effective Time between Blyth or any of its subsidiaries and any of its current or former directors and officers and any person who becomes a director or officer of Blyth or any of its subsidiaries prior to the Merger Effective Time. In addition, for a period of six (6) years following the Merger Effective Time, Parent will (and will cause the Surviving Corporation and its subsidiaries to) cause the certificate of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the certificate of incorporation and bylaws (or other similar organizational documents) of Blyth and its subsidiaries immediately prior to the Merger Effective Time, and during such six (6) year period, such provisions shall not be amended, repealed or otherwise modified in any respect, except as required by law. Pursuant to the Merger Agreement, Parent and Merger Sub have agreed that all rights to exculpation and indemnification and advancement of expenses for acts or omissions occurring at or prior to the Merger Effective Time, whether asserted or claimed prior to, at or after the Merger Effective Time, now existing in favor of any indemnified party will survive the Merger and will continue in full force and effect with respect to such indemnified party.

The Merger Agreement provides that for a period of six (6) years after the Merger Effective Time, the Surviving Corporation will maintain in effect the current policies (whether through purchase of a “tail” policy or otherwise) of directors’ and officers’ and fiduciary liability insurance maintained by Blyth, in respect of acts or omissions occurring at or prior to the Merger Effective Time, covering each person covered by the directors’ and officers’ insurance immediately prior to the Merger Effective Time, on terms no less favorable in the aggregate than those of the directors’ and officers’ insurance in effect on the date of the Merger Agreement; provided, that if the aggregate annual premiums for such policies at any time during such period will exceed 300% of the per annum premium rate paid by Blyth and its subsidiaries as of the date hereof for such policies, then Parent and the Surviving Corporation will only be required to provide the most favorable coverage as will then be available at an annual premium equal to 300% of such rate.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board.

At a meeting held on August 30, 2015, after careful consideration, the Blyth board of directors, among other things, unanimously adopted resolutions (i) determining that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and fair to, and in the best interests of, Blyth and Blyth’s stockholders, (ii) authorizing, adopting and approving the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Merger, (iii) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, (iv) resolving to recommend that Blyth’s stockholders tender their Shares into the Offer and, if required, adopt and approve that the Merger Agreement and (v) resolving that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the General Corporation Law of the State of Delaware and that the Merger shall be consummated as soon as practicable following the time at which Merger Sub accepts for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer.

The Blyth board of directors hereby unanimously recommends that the Company’s stockholders tender their Shares into the Offer.

A copy of a joint press release issued on August 31, 2015, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(1)(G) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer; Reasons for the Recommendation of the Board.

Background of the Offer

Background of the Offer

The Blyth board of directors and Blyth’s management team regularly review and assess Blyth’s business strategies and objectives, and the Blyth board of directors regularly reviews and discusses Blyth’s performance, risks and opportunities, all with the goal of enhancing stockholder value. The Blyth board of directors and Blyth’s management team regularly review and evaluate pursuing various strategic alternatives as part of these ongoing efforts, taking into account expected economic, competitive and other market conditions. These strategic alternatives include the continued operation of Blyth as an independent, standalone company, acquiring new businesses to complement or expand existing Blyth businesses, separating one or more of Blyth’s businesses, and entering strategic partnerships or other investments with respect to one or more of Blyth’s businesses. The Blyth board of directors and Blyth’s management team utilize both internal resources and external advisors, including Wachtell, Lipton, Rosen & Katz (“WLRK”) as the Company’s legal advisor, in connection with these reviews and evaluations and other matters.

In connection with Blyth’s acquisition of ViSalus, Inc. (“ViSalus”) through a series of investments, ViSalus issued shares of redeemable convertible preferred stock to certain of its holders, which ViSalus agreed to redeem on December 31, 2017 for $143.2 million, subject to certain terms and conditions. Blyth guaranteed the performance of ViSalus’ redemption obligation. Among other reasons, because the Blyth board of directors was uncertain that Blyth and ViSalus would have sufficient liquidity to make the $143.2 million redemption payment, on September 4, 2014, Blyth and ViSalus entered into a recapitalization agreement, pursuant to which Blyth’s guaranty of the $143.2 million redemption obligation was eliminated and Blyth’s ownership interest in ViSalus was reduced from approximately 80.9% to 10%. In order to enter into the recapitalization agreement, Blyth obtained the consent of the holder of its 6.00% senior notes due 2017 with $50 million aggregate principal amount outstanding (the “$50 million senior notes”). Pursuant to the consent, Blyth agreed to redeem the $50 million senior notes by no later than March 4, 2015.

In December 2014, representatives of the Company were contacted by an investment advisory firm, on behalf of an unnamed private equity firm (“Firm A”), in an attempt to determine the Company’s interest in a sale of the Company to Firm A. The Company followed up with the investment advisory firm to seek further clarification of Firm A’s interest, but the investment advisory firm did not return the Company’s call or pursue the interest further.

Also in December 2014, representatives of the Company were contacted by representatives of Threadstone Partners, LLC (“Threadstone”), an investment advisory firm, on behalf of a private equity firm (“Firm B”), in an attempt to determine the Company’s interest in a sale of the Company to Firm B. Following receipt of this inquiry, representatives of the Company held two in-person meetings with representatives of Firm B in order to seek further clarification of Firm B’s interest.

In order to ensure that Blyth would have sufficient liquidity to redeem the $50 million senior notes, during late 2014 and early 2015, the Company explored options for refinancing its outstanding indebtedness. To that end, during February and March 2015, a special committee of Blyth’s independent directors, together with their outside counsel and financial advisor, negotiated a loan and security agreement among the Company, various of its domestic subsidiaries and Bank of America, N.A. (the “Revolving Loan Agreement”), as well as a term loan and security agreement among the Company, various of its domestic subsidiaries and GFIE, LLC, which is an affiliate of Robert B. Goergen (the “Term Loan Agreement” and, together with the Revolving Loan Agreement, the “Loan Agreements”).

On February 18, 2015, representatives of the Company’s management updated the board of directors on the status of discussions with Firm A and Firm B. At the direction of Blyth’s independent directors, during late February and early March 2015, the Company suspended conversations with representatives of Firm B, so that the Company could devote its efforts to negotiating and documenting the Loan Agreements, which the independent directors believed were necessary and in the best interests of the Company, in order to ensure that Blyth would have sufficient liquidity to redeem the $50 million senior notes.

On March 9, 2015, at the direction of the special committee of Blyth’s independent directors and the Blyth board of directors, the Company executed the Loan Agreements.

Following execution of the Loan Agreements, at the direction of the Blyth board of directors, representatives of the Company reinitiated discussions with representatives of Firm B. On March 19, 2015, the Company executed a confidentiality agreement with Firm B. Following execution of the confidentiality agreement, the Company participated in a series of telephonic discussions with representatives of Firm B to discuss, among other things, due diligence matters.

In early May 2015, representatives of Firm B expressed verbal interest in acquiring the Company in an all-cash transaction, but did not provide any detail on the proposed per share purchase price for such a transaction. Soon after expressing such verbal interest, representatives of Firm B informed representatives of the Company that they were no longer interested in pursuing an acquisition of the Company, but did not provide any explanation as to why.

On May 11, 2015, following the termination of discussions between the Company and Firm B, representatives of Threadstone informed representatives of Blyth that an unnamed private equity firm had expressed a potential interest in pursuing a strategic transaction involving Blyth.

On May 14, 2015, representatives of Threadstone informed representatives of Blyth that the previously unnamed private equity firm was Carlyle, and that Threadstone was acting on Carlyle’s behalf.

On May 18, 2015, Blyth and Carlyle Investment Management L.L.C., an affiliate of Carlyle, entered into the Confidentiality Agreement. Following the execution of the Confidentiality Agreement, Blyth granted Sponsor and its affiliates access to the virtual data room containing business, financial and legal due diligence information of Blyth. Throughout the process leading to the execution of the Merger Agreement, the virtual data room was updated with new information, including information requested by Sponsor and its advisors. Representatives of Carlyle and its advisors periodically met with representatives from Blyth throughout this process to discuss the due diligence findings and ask follow up questions. During this time period, Carlyle also engaged Boston Consulting Group and Winfield Consulting, LLC to conduct commercial due diligence of Blyth, ERM Group, Inc. to conduct environmental due diligence of Blyth, Marsh LLC to conduct insurance diligence of Blyth, Ropes & Gray LLP to conduct due diligence of Blyth with respect to the Foreign Corrupt Practices Act of 1977, as amended, Latham & Watkins LLP to assist with antitrust approvals in the proposed transaction, PricewaterhouseCoopers LLC to conduct accounting, tax and human resources due diligence and White & Case LLP (“White & Case”), outside legal advisor to Carlyle, to conduct legal due diligence.

On May 20, 2015, Carlyle submitted a preliminary indication of interest to Blyth setting forth its proposal to acquire 100% of the outstanding Shares with an initial valuation within the range of $9.00 and $9.75 per share given certain assumptions and subject to certain conditions, including satisfactory completion of financial, business, accounting, tax and legal due diligence and the lack of a material adverse change in the business, operations, condition (financial or otherwise), assets or liabilities of Blyth. The midpoint of Carlyle’s May 20 indication of interest represented a 26% premium over the then-current trading price of the Shares ($7.42).

On May 29, 2015, the Blyth board of directors held a meeting, at which representatives of WLRK and the Company’s management were present. At the meeting, representatives of the Company’s management reviewed and discussed with the directors Carlyle’s May 20 indication of interest, which had previously been made available to the directors, and updated the directors on the status of discussions with Firm B and Carlyle. Representatives of WLRK reviewed with the Blyth board of directors the applicable legal standards in connection with Carlyle’s proposed transaction. Representatives of each of the Company’s management and WLRK reviewed with the Blyth board of directors that Carlyle’s May 20 indication of interest requested that the Company execute a 45-day exclusivity agreement with Carlyle and agree to reimburse up to $2.5 million of Carlyle’s costs and expenses in connection with the proposed transaction. Following discussion, the Blyth board of directors directed the representatives of WLRK to engage in discussions with representatives of Carlyle regarding the proposed exclusivity and expense reimbursement agreement and directed representatives of the Company’s management, together with WLRK, to move forward with discussions with representatives of Carlyle on the proposed transaction.

During June 2015, at the direction of the Blyth board of directors, representatives of WLRK held several telephonic conversations with representatives of White & Case to negotiate the terms of the proposed exclusivity and expense reimbursement agreement. Following such negotiations, Carlyle agreed to drop its request for exclusivity and to lower the maximum amount of Carlyle’s reimbursable out-of-pocket costs and expenses from $2.5 million to $1.5 million, as well as to limit the circumstances in which such costs and expenses would be reimbursable. See the section entitled “Arrangements between the Company and Sponsor, Parent and/or Merger Sub—Expense Reimbursement Agreement.”

On June 23, 2015, the Blyth board of directors held a meeting, at which representatives of the Company’s management were present. At the meeting, representatives of the Company’s management updated the Blyth board of directors on the status of discussions with Carlyle, including the status of negotiations on the proposed exclusivity and expense reimbursement agreement. Following discussion, the Blyth board of directors authorized the Company’s management to enter into the Expense Reimbursement Agreement.

On June 23, 2015, at the direction of the Blyth board of directors, Blyth entered into the Expense Reimbursement Agreement with Carlyle.

On June 25, 2015 and June 26, 2015, representatives of Blyth’s and PartyLite’s senior management and Threadstone visited Carlyle’s headquarters to discuss due diligence of Blyth.

On July 28, 2015, White & Case sent a draft Merger Agreement to WLRK, which contemplated that Merger Sub would initiate a tender offer for all of the outstanding Shares. The draft Merger Agreement also contemplated a tender and support agreement to be executed by certain stockholders of Blyth whereby such stockholders would agree to tender their Shares in favor of the Offer and against any offer until the Merger Agreement was terminated by its terms. The parties also contemplated an equity commitment letter from Sponsor in favor of Parent to provide sufficient financing to complete the Offer.

On August 3, 2015, members of Blyth’s management and representatives of Carlyle discussed Blyth’s recent financial performance and Blyth’s revised financial Forecasts from June 2015 (see “—Certain Blyth Forecasts”).

On August 4, 2015, WLRK sent a revised draft of the Merger Agreement to White & Case, which included revisions to the scope of Blyth’s representations and warranties, the terms of the non-solicitation covenant, the scope of the interim operating covenants, the size of the termination fee and the circumstances under which it would be payable and conditions to the offer provisions.

On August 6, 2015, the Blyth board of directors held a meeting, at which representatives of the Company’s management were present. At the meeting, representatives of the Company’s management updated the directors on the status of discussions with Carlyle, Carlyle’s due diligence investigation and the negotiations of the draft Merger Agreement. At such meeting, the Blyth board of directors authorized the Company’s management to engage Houlihan Lokey as the Company’s financial advisor in connection with the proposed transaction with Carlyle.

On August 7, 2015, Carlyle sent a second indication of interest to Blyth setting forth its proposal to acquire 100% of the outstanding Shares with a revised offering price of $7.00 per share. Carlyle noted that its revised offer price was attributable, among other things, to Blyth’s revised financial Forecasts from June 2015 (see “—Certain Blyth Forecasts”). Carlyle’s August 7 indication of interest represented a 72% premium over the then-current trading price of the Shares ($4.08).

On August 10, 2015, the Blyth board of directors held a meeting, at which representatives of the Company’s management were present. At the meeting, representatives of the Company’s management reviewed and discussed with the directors Carlyle’s August 7 indication of interest, which had previously been made available to the directors, and updated the directors on the status of discussions with Carlyle, Carlyle’s due diligence investigation and the negotiations of the draft Merger Agreement. The representatives of the Company’s management reviewed the reasons stated in the August 7 indication of interest for the reduction in the proposed offering price from the initial range of $9.00 to $9.75 per share that had been proposed on May 20, 2015. Following discussion, the Blyth board of directors authorized the representatives of the Company’s management, together with WLRK, to move forward with discussions with representatives of Carlyle on the proposed transaction.

On August 13, 2015, the Blyth board of directors held a regularly scheduled board meeting, at which representatives of the Company’s management were present. The representatives of the Company’s management reviewed with the directors the results of Blyth’s second quarter, outlook for the third quarter and the continuing turbulence in PartyLite’s business. In addition, representatives of Houlihan Lokey joined the meeting to discuss the valuation analyses that they expected to conduct.

On August 14, 2015, White & Case sent a revised draft Merger Agreement to WLRK, which included revisions to the scope of the non-solicitation covenant, material adverse effect definition, the terms of the director and officer indemnification covenant, circumstances of the payment of the termination fee and conditions to the offer provisions.

On August 17, 2015, representatives of White & Case, WLRK, Carlyle and Blyth met telephonically to discuss the terms of the draft Merger Agreement, Support Agreement, due diligence matters and other issues associated with the proposed transaction, including the tender offer process.

Between August 20, 2015 and August 30, 2015, representatives of White & Case and WLRK continued to negotiate and exchange drafts of the Merger Agreement, Support Agreement and equity commitment letter. Representatives of White & Case, WLRK, Threadstone, Carlyle and Blyth continued to meet telephonically during this time period to discuss the status of the proposed transaction.

On August 27, 2015, representatives from Carlyle and Mr. Robert B. Goergen, Jr., President and Chief Executive Officer of Blyth, spoke telephonically. On the phone call, the representatives of Carlyle discussed the continuing turbulence in the price of the Shares and discussed their concerns stemming from recent global market conditions. The representatives of Carlyle noted that they had reevaluated the proposed transaction to take into account recent turmoil in the financial markets and the decline in equity prices. Specifically, from the August 7 closing price through the close of the Dow Jones Industrial Average (“DJIA”) on August 26, the DJIA declined 6.3%, including volatility during that period resulting in a decline of 11.5% from the August 7 closing price at the DJIA’s lowest point. The representatives of Carlyle stated that, as a result of their reevaluation, certain representatives of Carlyle advocated internally for reducing the proposed consideration from $7.00 per share to $5.50 per Share but Carlyle ultimately decided to offer $6.00 with instructions not to increase the price above $6.00. Throughout the call, Mr. Goergen, Jr. negotiated for an increase in the proposed offering price. The representatives of Carlyle Group informed Mr. Goergen, Jr. that they were unwilling to increase the proposed offering price above $6.00 per share and that Carlyle Group would retract its offer and terminate discussions if Blyth demanded an offering price above $6.00 per share. Mr. Goergen, Jr. informed the representatives of Carlyle that he would discuss the new proposed offering price with the Blyth board of directors.

On August 27, 2015, the Blyth board of directors held a meeting, at which representatives of the Company’s management were present. At the meeting, Mr. Goergen, Jr. updated the Board on the status of discussions with Carlyle, including the price negotiations that had occurred earlier in the day. The members of the Board of Directors had a discussion about the proposed reduction in the offering price, including whether to seek an increase in the proposed offering price. In light of Carlyle’s representations that they would terminate the process if the Company sought an increase in the proposed offering price, the Blyth board of directors directed Mr. Goergen, Jr. not to contact Carlyle to negotiate for a higher price. In addition, the representatives of the Company’s management discussed with the directors the Company’s liquidity and ability to fund its operations. The representatives of the Company’s management advised the Board that if the Company were unable to meet its cash forecast and unable to fully utilize the Revolving Loan Agreement, the Company may be unable to fund its long-term operations and obligations under its debt instruments. The Blyth board of directors also discussed the Company’s ongoing, multiyear turnaround effort and its likelihood of success, especially in light of the continuing turbulence in PartyLite’s business.

On August 30, 2015, representatives of Carlyle and Blyth finalized the terms of the Merger Agreement and the Offer, including a price of $6.00 per share, the Support Agreement and the equity commitment letter.

On August 30, 2015, the Blyth board of directors held a meeting, at which representatives of WLRK, Houlihan Lokey and the Company’s management were present. At the meeting, the representatives of the Company’s management and WLRK updated the Board on the status of discussions with Carlyle. Representatives of WLRK reviewed with the Blyth board of directors the applicable legal standards in connection with a possible transaction and the terms of the draft Merger Agreement and the Offer, the Support Agreement and the equity commitment letter. At the request of the Blyth board of directors, representatives of Houlihan Lokey then reviewed and discussed Houlihan Lokey’s financial analyses. Thereafter, at the request of the Blyth board of directors, Houlihan Lokey verbally rendered its opinion to the Blyth board of directors (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Blyth board of directors dated August 30, 2015), to the effect that, as of that date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the Merger Consideration of $6.00 per share to be received by the holders of Shares in the Transaction was fair to such holders from a financial point of view.

Following these discussions, the Board determined that the proposed transaction with Parent and Merger Sub was advisable and fair to, and in the best interests of, Blyth and Blyth’s stockholders, and unanimously voted to approve the Merger Agreement and recommend that the Company’s stockholders tender their Shares into the Offer.

Also on August 30, 2015, the parties executed the Merger Agreement and the appropriate parties executed and delivered the Support Agreement and the equity commitment letter.

On August 31, 2015, Carlyle and Blyth issued a joint press release announcing the execution of the Merger Agreement.

On September 14, 2015, Sponsor, Parent and Merger Sub commenced the Offer.

Reasons for the Recommendation of the Blyth Board of Directors

The Blyth board of directors carefully considered the Offer and the Merger, consulted with the Company’s management and legal and financial advisors, and took into account numerous factors, including, but not limited to, the factors listed below. The Blyth board of directors has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and fair to, and in the best interests of, Blyth and Blyth’s stockholders and recommends that Blyth’s stockholders tender their Shares in the Offer, for the following reasons.

1. Substantial and Immediate Cash Value

The Blyth board of directors unanimously determined, in consultation with the Company’s management, legal and financial advisors, that the Offer price of $6.00 per Share in cash offered immediate and certain value and was advisable and fair to, and in the best interests of, Blyth and Blyth’s stockholders.

2. Significant Premium to Market Price

The Blyth board of directors noted that the Offer Price of $6.00 per Share in cash represented an approximate 105% premium over the closing price of the Shares on August 28, 2015, the last trading day prior to the public announcement of the execution of the Merger Agreement, and an approximate 65% premium over Blyth’s 30-day average share price as of such date.

3. Likelihood of Consummation

The Blyth board of directors noted the strong likelihood that the Offer will be completed and the Merger will be consummated, based on, among other things, the conditions to the Offer and the Merger being specific and limited, and not within the control or discretion of Parent, Merger Sub or their affiliates, the likelihood of obtaining required regulatory approvals and the remedy of specific performance available to the Company under the Merger Agreement in the event of breaches by Parent. In addition, the Blyth board of directors noted that the Transactions are not subject to a financing condition and Parent has received an equity commitment letter from the Sponsor pursuant to which the Sponsor has committed to invest up to $97,999,650 in cash, subject to the terms and conditions thereof.

4. Review of Potential Strategic Alternatives

The Blyth board of directors considered its ongoing evaluation of strategic alternatives available to the Company for maximizing value over the long term and the potential risks, rewards and uncertainties associated with such alternatives, and the Board’s belief that the Transactions were the best value reasonably attainable to the Company’s stockholders.

5. Prospects of the Company

In determining that the Offer Price is fair to the Company’s stockholders, the Blyth board of directors also took into account the Company’s recent financial performance, future prospects and general business, industry and economic conditions.

The Blyth board of directors also considered the Company’s liquidity and ability to fund its operations. The representatives of the Company’s management advised the Board that if the Company were unable to meet its cash forecast and unable to fully utilize the Revolving Loan Agreement, the Company may be unable to fund its long-term operations and obligations under its debt instruments. The Blyth board of directors also next discussed the Company’s ongoing, multiyear turnaround effort and its likelihood of success, especially in light of the continuing turbulence in PartyLite’s business.

The Blyth board of directors considered the possibility and potential benefits to the Company’s stockholders of continuing to pursue its current business plan as a standalone public company; the timing and the likelihood of accomplishing the goals of such alternative; and the Company’s assessment that this alternative was not reasonably likely to present opportunities for creating greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry, liquidity and market risks. In particular, the Blyth board of directors considered prospective risks to the Company as a standalone public entity, including the risks and uncertainties with respect to (i) achieving the Company’s growth targets, (ii) satisfying the Company’s debt obligations and (iii) those factors discussed in detail in the “Risk Factors” sections contained in Blyth’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on March 16, 2015 and in Blyth’s subsequently filed Quarterly Reports on Form 10-Q. The Blyth board of directors determined that the certainty of the Offer Price was in the best interests of the Company’s stockholders, allowing the Company’s stockholders to receive a significant premium to recent trading prices for their Shares.

6. Opinion of the Company’s Financial Advisor

The Blyth board of directors considered the financial analysis reviewed by Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) with the Blyth board of directors, as well as the oral opinion of Houlihan Lokey rendered to the Blyth board of directors on August 30, 2015 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Blyth board of directors dated August 30, 2015), to the effect that, as of that date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the consideration of $6.00 per share, in cash without interest (the “Merger Consideration”), to be received by the holders of Shares in the Transaction was fair to such holders from a financial point of view. See “Item 4. The Solicitation or Recommendation—Opinion of Blyth’s Financial Advisor.”

7. Ability to Accept Superior Proposal

The Merger Agreement allows the Company, under certain circumstances, to consider and respond to a superior proposal for an acquisition transaction from a third party prior to the Offer acceptance time, and the Blyth board of directors has the right, after complying with the terms of the Merger Agreement, to terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal, upon payment of a termination fee of $3,919,986.

In addition, the Company is not party to any standstills that would prohibit an interested bidder from making a competing proposal.

8. Transaction Structure

The transaction is structured as a tender offer, and the Merger Agreement requires Merger Sub, if it acquires a number of Shares in the Offer that, when added to the number of Shares then owned by Parent and Merger Sub represents at least a majority of the Shares then outstanding (the “Minimum Tender Condition”), to consummate a second-step merger in which holders who do not tender their Shares in the Offer will receive cash consideration equal to the Offer Price. The Merger Agreement contains limited rights to terminate the Offer and generally requires Merger Sub to extend the Offer beyond the initial expiration date (subject to the outside date for the Offer) if the conditions to Merger Sub’s obligations to close the Offer are not satisfied as of such date. Consequently, the transaction structure potentially enables the stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the transaction), followed as soon as practicable thereafter by the Merger in which stockholders who do not tender their Shares in the Offer will receive the same Offer Price.

9. Appraisal Rights

Statutory appraisal rights are available under Delaware law in the Merger for the holders of Shares who do not tender their Shares in the Offer and who otherwise comply with all the required procedures under Delaware law, which would allow such stockholders to seek appraisal of the fair value of their Shares as determined by the Delaware Court of Chancery.

The Blyth board of directors also considered a variety of potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement, including the following:

1. No Stockholder Participation in Future Growth or Earnings

The nature of the Offer and the Merger as a cash transaction would prevent the holders of Shares from participating in any future earnings or growth of the Company and benefiting from any appreciation in the value of the Company.

2. Taxable Consideration

The all-cash consideration in the Offer and the Merger generally would be taxable to the holders of Shares.

3. Effects of Failure to Complete Transaction

There will be risks and costs to the Company if the Offer does not close, including the diversion of management and employee attention away from the day-to-day operations of the Company, employee attrition, the effect on the Company’s relationships with employees, consultants, suppliers, customers, landlords and sourcing agents and others that do business with the Company and the operational restrictions imposed on the Company pursuant to the Merger Agreement between signing and closing, among other potential negative effects on the Company if the Offer is not completed.

4. Potential Conflicts of Interest

As a result of the terms of their retention and severance agreements (or employment agreements, as applicable) and equity awards, certain of the Company’s executive officers may receive other payments in connection with or following the Transactions. See “Arrangements between the Company and its Executive Officers, Directors and Affiliates.”

5. Termination Fee and Expense Reimbursement

The Merger Agreement provides for a termination fee of $3,919,986 that would become payable by the Company under certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal. In addition, the parties have agreed that in the event the Merger Agreement is terminated for any reason, then Blyth will reimburse Parent for up to $0.5 million of Parent’s expenses, in addition to any other payments owed to Parent, and in the event that Parent terminates the Merger Agreement pursuant to a willful breach by Blyth of its non-solicit obligations or the Merger Agreement, then Blyth will reimburse Parent for all of Parent’s expenses up to $1.5 million, in addition to any other payments owed to Parent.

6. No Solicitation

The Merger Agreement restricts the Company’s ability to solicit competing proposals, subject to certain exceptions to allow the Blyth board of directors to exercise its fiduciary duties.

The Blyth board of directors concluded that the risks and other potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

The foregoing discussion of the information and factors considered by the Blyth board of directors is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Blyth board of directors in reaching its recommendation. The members of the Blyth board of directors evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and considered the advice of the Company’s financial and legal advisors as well as management forecasts. In light of the number and variety of factors that the Blyth board of directors considered, the Blyth board of directors did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Blyth board of directors was made after considering the totality of the information and factors involved. In addition, individual members of the Blyth board of directors may have given different weight to different factors. In light of the factors described above, the Blyth board of directors unanimously determined that the Offer is advisable, fair to and in the best interest of the Company and holders of Shares, and unanimously recommends that the holders of Shares accept the Offer and tender their Shares to Merger Sub in the Offer.

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Sponsor, Parent, the Company or their respective affiliates regarding continued service with Sponsor, Parent, the Company or their respective affiliates after the Merger Effective Time, it is possible that Parent, the Company, or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Opinion of the Company’s Financial Advisor

On August 30, 2015, Houlihan Lokey verbally rendered its opinion to the Blyth board of directors (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Blyth board of directors dated August 30, 2015), that the Merger Consideration to be received by the holders of Shares in the Transaction was fair to such holders from a financial point of view.

Houlihan Lokey’s opinion was directed to the Blyth board of directors (in its capacity as such) and only addressed whether the Merger Consideration to be received by the holders of Shares in the Transaction was fair to such holders from a financial point of view and did not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex A to this Schedule 14D-9 and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 are intended to be, and do not constitute, advice or a recommendation to the Blyth board of directors, any security holder of Blyth or any other person as to whether or not any holder of Shares should tender Shares pursuant to the Transaction or how to act or vote with respect to any matter relating to the Transaction.

In arriving at its opinion, Houlihan Lokey, among other things:

•	reviewed the Merger Agreement;

•	reviewed certain publicly available business and financial information relating to Blyth that Houlihan Lokey deemed to be relevant;

•	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Blyth made available to Houlihan Lokey by Blyth, including (i) the Forecasts and (ii) net operating loss carryforward amounts and usage estimates for the period beginning June 30, 2015 through December 31, 2018;

•	spoke with certain members of the management of Blyth regarding the business, operations, financial condition and prospects of Blyth, the Transaction and related matters;

•	compared the financial and operating performance of Blyth with that of other public companies that Houlihan Lokey deemed to be relevant;

•	considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

•	reviewed the current and historical market prices and trading volume for Shares, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of Blyth advised Houlihan Lokey, and Houlihan Lokey assumed, that the Forecasts (and adjustments thereto) reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of Blyth, and Houlihan Lokey expressed no opinion with respect to the Forecasts or the assumptions on which they are based. Houlihan Lokey relied upon and assumed, without independent verification, that there would be no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Blyth since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein were true and correct, (b) each party to the Merger Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction would be consummated in accordance with the terms described in the Merger Agreement and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction would be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or any expected benefits of the Transaction that would be material to Houlihan Lokey’s analyses or its opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ in any material respect from the draft of such document identified above.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Blyth or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation, other than certain evaluations of certain assets held for sale from the closing of Blyth’s manufacturing facility in Cumbria, United Kingdom and Blyth’s 10% ownership interest in ViSalus, Inc. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Blyth is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Blyth is or may be a party or is or may be subject.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of Blyth or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Blyth board of directors or Blyth or any other party with respect to alternatives to the Transaction. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. Houlihan Lokey did not undertake, and was under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to Houlihan Lokey’s attention after the date of its opinion.

Houlihan Lokey’s opinion was furnished for the use of the Blyth board of directors (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the Blyth board of directors, any security holder or any other party as to how to act with respect to any matter relating to, or whether to tender shares in connection with, the Transaction or otherwise.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Blyth board of directors, Blyth, Parent, their respective security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Merger Consideration to the extent expressly specified in Houlihan Lokey’s opinion), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of Blyth, Parent, or to any other party, except if and only to the extent expressly set forth in the last sentence of its opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for Blyth, Parent or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of Blyth’s, Parent’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Blyth’s, Parent’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not Blyth, Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of Blyth, Parent or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Merger Consideration or otherwise. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations were or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of Blyth, on the assessments by Blyth and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to Blyth, Parent and the Transaction or otherwise. The issuance of Houlihan Lokey’s opinion was approved by a committee authorized to approve opinions of such nature.

In preparing its opinion to the Blyth board of directors, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to Blyth or the proposed Transaction and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the financial forecasts prepared by the management of Blyth and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Blyth. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by the Blyth board of directors in evaluating the proposed Transaction. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Merger Consideration or of the views of the Blyth board of directors or management with respect to the Transaction or the Merger Consideration. The type and amount of consideration payable in the Transaction were determined through negotiation between Blyth and the Parent, and the decision to enter into the Merger Agreement was solely that of the Blyth board of directors.

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the Blyth board of directors on August 30, 2015. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including:

•	Enterprise Value—generally, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the amount of its net debt (the amount of its outstanding indebtedness, preferred stock, capital lease obligations and non-controlling interests less the amount of cash and cash equivalents on its balance sheet).

•	EBITDA—generally, the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period.

•	Adjusted EBITDA—generally, the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period, adjusted for certain non-recurring items.

Unless the context indicates otherwise, enterprise values and equity values used in the selected companies analysis described below were calculated using the closing price of the Shares and the common stock of the selected companies listed below as of August 27, 2015, and transaction values for the selected transactions analysis described below were calculated on an enterprise value basis based on the announced transaction equity price and other public information available at the time of the announcement. In the case of Blyth and the selected companies listed below, financial information for the latest twelve month period for which financial information was publicly available, or LTM, was for the twelve month period ended June 30, 2015. The estimates of the future financial performance of Blyth relied upon for the financial analyses described below were based on the Forecasts. The estimates of the future financial performance of the selected companies listed below were based on certain publicly available research analyst estimates for those companies.

Unless the context indicated otherwise, Enterprise Value for Blyth was based on (i) net debt of $(13.9) million, (ii) assets held for sale as of June 30, 2015, of $3.5 million, including Blyth’s manufacturing facility in

Cumbria, United Kingdom, (iii) Blyth’s ownership interest in ViSalus valued as of June 30, 2015 at $6.9 million, (iv) the outstanding balance as of June 30, 2015 of $4.3 million of the revolving credit facility owed by ViSalus to Blyth, and (v) $(0.7) million of Blyth’s portion of consolidated entities not owned by Blyth.

Selected Companies Analysis. Houlihan Lokey reviewed certain data for each of selected multi-level marketing companies and selected direct sales/catalog retail companies with publicly traded equity securities that Houlihan Lokey deemed relevant.

The financial data reviewed included:

•	Enterprise value as a multiple of LTM Adjusted EBITDA; and

•	Enterprise value as a multiple of estimated calendar year, or CY, 2015 estimated Adjusted EBITDA.

The lists of selected multi-level marketing companies, as well as selected direct sales/catalog retail companies, were as follows:

Multi-Level Marketing Companies

•	Avon Products Inc.

•	Herbalife Ltd.

•	Medifast Inc.

•	Nature’s Sunshine Products Inc.

•	Nu Skin Enterprises Inc.

•	Tupperware Brands Corporation

•	USANA Health Sciences Inc.

•	Oriflame Holding AG*

•	Amway Malaysia Holdings Bhd

*	CY 2015E Adjusted EBITDA was not available.

Direct Sales/Catalog Retail Companies

•	CSS Industries Inc.*

•	Natural Health Trends Corp.*

•	Cabela’s Incorporated

•	Liberty Interactive Corporation

•	HSN, Inc.

•	Williams-Sonoma Inc.

•	N Brown Group plc

•	EVINE Live Inc.

•	JAKKS Pacific, Inc.

*	CY 2015E Adjusted EBITDA was not available.

These analyses indicated the following low, high, median and mean multiples for the selected multi-level marketing companies and for the selected direct sales/catalog retail companies, as well as for all such selected companies and Blyth:

Multi-Level Marketing Companies

	LTM Adjusted EBITDA	CY 2015E Adjusted EBITDA
Low	5.2x	6.5x
High	13.1x	12.0x
Median	8.2x	7.7x
Mean	8.8x	8.3x

Direct Sales/Catalog Retail Companies

	LTM Adjusted EBITDA	CY 2015E Adjusted EBITDA
Low	4.8x	5.3x
High	15.6x	23.9x
Median	9.4x	10.3x
Mean	9.9x	11.8x

All Selected Companies

	LTM Adjusted EBITDA	CY 2015E Adjusted EBITDA
Low	4.8x	5.3x
High	15.6x	23.9x
Median	8.9x	9.0x
Mean	9.3x	9.9x
Blyth	4.3x	NA*

*	NA refers to Not Available.

Taking into account the results of the selected companies analysis, Houlihan Lokey applied selected multiple ranges of 6.5x to 7.5x LTM Adjusted EBITDA and 6.0x to 7.0x CY 2015E Adjusted EBITDA to corresponding financial data for Blyth. The selected companies analysis indicated implied per share value reference ranges of $4.91 to $5.45 per share of Shares based on the selected range of multiples of LTM Adjusted EBITDA and $5.49 to $6.17 per share based on the selected range of multiples of CY 2015E Adjusted EBITDA, as compared to the Merger Consideration of $6.00 per share.

Selected Transactions Analysis. Houlihan Lokey considered certain financial terms of certain transactions involving target companies engaged in multi-level marketing and/or the direct sales/catalog retail business, or otherwise deemed relevant by Houlihan Lokey.

The financial data reviewed included transaction value as a multiple of LTM Adjusted EBITDA.

The selected transactions and resulting low, high, median and mean multiples were as follows:

Date Announced	Target	Acquiror
August 17, 2015*	zulily, Inc.*	QVC, Inc.*
September 29, 2014	Bluestem Brands, Inc.	Capmark Financial Group Inc.
September 2, 2014	Harry & David Holdings, Inc.	1-800-Flowers.com Inc.
June 11, 2014	Healthy Directions, LLC	Helen of Troy Limited
December 6, 2013	Tea Life Co., Ltd	N&K Co., Ltd.
September 3, 2013	Yankee Candle Investments LLC	Jarden Corp
March 14, 2013	Cooking.com Inc.	Target Corp.
December 22, 2012	LR Health & Beauty Systems GmbH	Quadriga Capital Beteiligungsberatung GmbH; Bregal Capital LLP
December 21, 2012	Zenkokutsuhan Co., Ltd.	NK Relations Co., Ltd.
November 8, 2012	The Sportsman’s Guide, Inc and The Golf Warehouse	Northern Tool & Equipment Company, Inc.
November 2, 2012	OTC Direct, Inc	Berkshire Hathaway Inc
September 26, 2012	American Greetings Corp.	The Irving I. Stone Limited Liability Company
July 9, 2012	Sundance Holdings Group, LLC	Brentwood Associates Private Equity IV, L.P.; Brentwood Associates, Inc.

*	LTM Adjusted EBITDA for this transaction was not meaningful.

LTM Adjusted EBITDA
Low	3.0x
High	8.9x
Median	6.3x
Mean	6.4x

Taking into account the results of the selected transactions analysis, Houlihan Lokey applied selected multiple ranges of 6.5x to 7.5x LTM Adjusted EBITDA to corresponding financial data for Blyth. The selected transactions analysis indicated implied per share value reference ranges of $4.91 to $5.45 per share of the Shares based on the selected range of multiples of LTM Adjusted EBITDA, as compared to the Merger Consideration of $6.00 per share.

Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of Blyth by calculating the estimated present value of the projected unlevered, after-tax free cash flows of Blyth based on the Forecasts. Houlihan Lokey calculated terminal values for Blyth by applying a perpetual growth rate of 1.00% to 2.00% to estimated normalized unlevered free cash flow for the terminal year. The present values of Blyth’s projected future cash flows and terminal values were then calculated using discount rates ranging from 16.0% to 18.0%. The discounted cash flow analysis indicated an implied per share value reference range of $6.45 to $7.33 per share of the Shares, as compared to the Merger Consideration of $6.00 per share.

Other Analyses

Houlihan Lokey also noted for the Blyth board of directors certain additional factors that were provided for information purposes, including the following analyses:

Historical Trading Analysis. Houlihan Lokey reviewed certain historical stock price information for the Shares. This review indicated that for the one year period ended August 27, 2015, the Shares traded on an intraday basis in a range between $2.92 and $10.27, as compared to the current stock price of $2.95 per share as of August 27, 2015 and the Merger Consideration of $6.00 per share.

Houlihan Lokey also reviewed certain historical volume weighted average prices (“VWAP”) for the Shares. The review indicated that for the certain periods ended August 27, 2015 set forth below, the average VWAP for the Shares were as follows:

	1 Day Period	5 Day Period	10 Day Period	30 Day Period	60 Day Period	90 Day Period
VWAP Average	$3.08	$3.05	$3.24	$3.90	$4.65	$5.76

Premiums Paid Analysis. Houlihan Lokey reviewed publicly available information for selected cash only U.S. transactions between January 1, 2013 and August 11, 2015 to determine the premiums paid in such transactions over recent closing trading prices of the target companies prior to announcement of the transaction.

Based on these criteria, Houlihan Lokey selected 341 transactions, and the table below shows a comparison of premiums paid in the selected transactions over certain time periods.

	Median	Mean
Premium 1 Day Prior	30.9%	37.0%
Premium 1 Week Prior	30.5%	41.2%
Premium 4 Weeks Prior	33.0%	47.9%

Other Matters

Houlihan Lokey was engaged by Blyth to provide an opinion to the Blyth board of directors as to whether the Merger Consideration to be received by the holders of Shares in the Transaction is fair to such holders from a financial point of view. Blyth engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, and for other purposes.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Blyth, Parent or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and/or certain of its affiliates have in the past provided and are currently providing investment banking, financial advisory and/or other financial or consulting services to Blyth and The Carlyle Group L.P. (“Carlyle”), or one or more security holders, affiliates and/or portfolio companies of investment funds affiliated or associated with Carlyle (collectively with Carlyle, “Carlyle Group”), for which Houlihan Lokey and such affiliates have received, and may receive, compensation, including, among other things, (i) having acted as financial advisor to Galaxy Brands LLC, then a member of the Carlyle Group, in connection with its acquisition of American Sporting Goods, which transaction closed in May 2013, (ii) having acted as financial advisor to Orizonia Travel Group, then a member of the Carlyle Group, in connection with certain restructuring matters completed in 2012, and (iii) having provided consulting services to an affiliate of Carlyle in connection with its interests in Puccini Holding GmbH in 2015. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to Blyth, members of the Carlyle Group, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and such affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of its and their respective employees may have committed to invest in private equity or other investment funds managed or advised by Carlyle, other participants in the Transaction or certain of their respective affiliates, and in portfolio companies of such funds, and may have co-invested with members of the Carlyle Group, other participants in the Transaction or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, Blyth, members of the Carlyle Group, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and such affiliates may have received and may receive compensation.

For a description of the terms of Houlihan Lokey’s engagement, see the discussion under “Item 5. Persons/Assets Retained, Employed, Compensated or Used—Houlihan Lokey” below.

Certain Blyth Forecasts.

Important Information Concerning the Blyth Management Forecasts

Blyth does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates.

However, in connection with the Board’s evaluation of the Offer and the Merger and other potential strategic alternatives available to the Company, the Company’s management prepared certain unaudited prospective financial information for the calendar years 2015 through 2018 (the “Forecasts”). The Company’s management provided the Forecasts to Parent; to the Blyth board of directors for purposes of considering and evaluating Parent’s acquisition proposal; and to Houlihan Lokey in connection with the rendering of its opinion to the Blyth board of directors and in performing its related financial analyses, as described above under the heading “—Opinion of the Company’s Financial Advisor.”

The Company’s management first prepared the Forecasts in March 2015, a summary of which follows:

(Dollars in Thousands)	2015E	2016E	2017E	2018E
Net Earnings Attributable to Blyth	$(2,561)	$7,945	$10,899	$13,363
Net Cash Flow of Business(1)	(5,986)	7,067	12,585	14,906
Adjusted EBITDA(2)	19,918	27,047	31,215	34,558

(1)	The Company defines Net Cash Flow of Business as cash flow from operations, less capital expenditures. Net Cash Flow of Business is a non-GAAP financial measure. The Company’s management included Net Cash Flow of Business in the Forecasts because management believed such measure could be useful in evaluating the Offer and the Merger. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of non-GAAP financial measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.
(2)	The Company defines Adjusted EBITDA as net earnings attributable to Blyth, before interest, taxes, depreciation and amortization, as adjusted for stock-based compensation, costs associated with the consolidation of its manufacturing facility in Batavia, IL, costs of the relocation of its corporate headquarters from Greenwich, CT to Plymouth, MA and integration and consulting costs related to its acquisition of Native Remedies. Adjusted EBITDA is a non-GAAP financial measure. The Company’s management included Adjusted EBITDA in the Forecasts because management believed such measure could be useful in evaluating the Offer and the Merger. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of non-GAAP financial measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.

The Company’s management updated the Forecasts in June 2015, a summary of which follows, reflecting certain new assumptions, including, among other things, (1) the expected one-time expenses related to the relocation of the Company’s corporate headquarters from Greenwich, CT to Plymouth, MA, (2) the expected annual reduction of corporate expenses resulting from such relocation, (3) new expectations on foreign exchange rate fluctuations, (4) the expected proceeds of the sale of the Company’s manufacturing facility in Cumbria, United Kingdom, rather than the costs of the facility being idle, which were factored into the prior Forecasts and (5) new pension accruals.

(Dollars in Thousands)	2015E	2016E	2017E	2018E
Net Earnings Attributable to Blyth	$(5,852)	$8,883	$11,763	$14,147
Net Cash Flow of Business(1)	(9,580)	8,306	13,448	15,691
Adjusted EBITDA(2)	17,230	29,797	31,803	35,017

(1)	The Company defines Net Cash Flow of Business as cash flow from operations, less capital expenditures. Net Cash Flow of Business is a non-GAAP financial measure. The Company’s management included Net Cash Flow of Business in the Forecasts because management believed such measure could be useful in evaluating the Offer and the Merger. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of non-GAAP financial measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.
(2)	The Company defines Adjusted EBITDA as net earnings attributable to Blyth, before interest, taxes, depreciation and amortization, as adjusted for stock-based compensation, costs associated with the consolidation of its manufacturing facility in Batavia, IL, costs of the relocation of its corporate headquarters from Greenwich, CT to Plymouth, MA and integration and consulting costs related to its acquisition of Native Remedies. Adjusted EBITDA is a non-GAAP financial measure. The Company’s management included Adjusted EBITDA in the Forecasts because management believed such measure could be useful in evaluating the Offer and the Merger. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of non-GAAP financial measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.

The Company’s management again updated the Forecasts in August 2015, a summary of which follows, reflecting certain new assumptions, including, among other things, (1) lower than expected one-time expenses related to the relocation of the Company’s corporate headquarters from Greenwich, CT to Plymouth, MA, (2) new expectations on foreign exchange rate fluctuations, (3) new expectations based on the results of the Company’s operations during the first six months of 2015 and (4) new expectations regarding the allocation of savings between the United States and Europe associated with the consolidation of Blyth’s manufacturing facility in Batavia, Illinois.

(Dollars in Thousands)	2015E	2016E	2017E	2018E
Net Earnings Attributable to Blyth	$(13,859)	$5,340	$7,779	$10,121
Net Cash Flow of Business(1)	(19,737)	3,156	9,501	13,029
Adjusted EBITDA(2)	11,504	21,078	24,885	28,938
Houlihan Lokey’s Adjusted EBITDA(3)

(1)	The Company defines Net Cash Flow of Business as cash flow from operations, less capital expenditures. Net Cash Flow of Business is a non-GAAP financial measure. The Company’s management included Net Cash Flow of Business in the Forecasts because management believed such measure could be useful in evaluating the Offer and the Merger. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of non-GAAP financial measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.

(2)	The Company defines Adjusted EBITDA as net earnings attributable to Blyth, before interest, taxes, depreciation and amortization, as adjusted for stock-based compensation, costs associated with the consolidation of its manufacturing facility in Batavia, IL, costs of the relocation of its corporate headquarters from Greenwich, CT to Plymouth, MA and integration and consulting costs related to its acquisition of Native Remedies. Adjusted EBITDA is a non-GAAP financial measure. The Company’s management included Adjusted EBITDA in the Forecasts because management believed such measure could be useful in evaluating the Offer and the Merger. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of non-GAAP financial measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.
(3)	Houlihan Lokey, for purposes of its analysis, added back as an expense stock-based compensation in calculating Adjusted EBITDA because it believed such measure could be useful in evaluating the Offer and the Merger. Houlihan Lokey’s Adjusted EBITDA was not provided to Carlyle. Houlihan Lokey’s Adjusted EBITDA is a non-GAAP financial measure that should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Houlihan Lokey’s Adjusted EBITDA calculation may differ from other Adjusted EBITDA calculations and is not necessarily comparable with similar titles used by other companies.

Additional Information Concerning the Forecasts

The summary of the Forecasts is included in this Schedule 14D-9 solely to give the Company’s stockholders access to certain financial Forecasts that were made available to Parent, the Blyth board of directors and Houlihan Lokey and is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The Forecasts were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or GAAP. The Forecasts are forward-looking statements. All of the Forecasts summarized in this section were prepared by the Company’s management.

No independent registered public accounting firm provided any assistance in preparing the Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Forecasts. The Ernst & Young LLP reports included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 relate solely to the historical financial information of the Company and to an assessment of the Company’s internal controls over financial reporting. Such reports do not extend to the Forecasts and should not be read to do so.

By including the Forecasts in this Schedule 14D-9, neither the Company nor any of its representatives has made or makes any representation to any security holder regarding the information included in the Forecasts or the ultimate performance of the Company, Parent, the Surviving Corporation or any of their affiliates compared to the information contained in the Forecasts. The Company has made no representation to Parent or Merger Sub, in the Merger Agreement or otherwise, concerning the Forecasts.

The assumptions and estimates underlying the Forecasts, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Forecasts, whether or not the Offer and the Merger are completed. Neither the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

In particular, the Forecasts, while presented with numerical specificity necessarily, were based on numerous variables and assumptions that are inherently uncertain. Since the Forecasts cover multiple years, by their nature, they become subject to greater unpredictability with each successive year. Important factors that may affect actual results and results in the Forecasts not being achieved include, but are not limited to, the risk factors described in the Company’s SEC filings, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, and described under the section below entitled “Forward-Looking Statements.” The Forecasts also reflect assumptions as to certain business decisions that are subject to change. The information set forth in the Forecasts is not fact and should not be relied upon as being necessarily indicative of actual future results.

The Forecasts were developed for the Company on a standalone basis without giving effect to the Offer and the Merger, and therefore the Forecasts do not give effect to the Offer, the Merger or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Offer and the Merger, including potential cost synergies to be realized as a result of the Offer and the Merger, or to any costs incurred in connection with the Offer and the Merger. Furthermore, the Forecasts do not take into account the effect of any failure of the Offer and the Merger to be completed and should not be viewed as accurate or continuing in that context.

The Forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared, except as noted above. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Forecasts.

Intent to Tender.

To the knowledge of the Company, each executive officer and director of the Company currently intends to tender into the Offer all Shares held of record or beneficially owned by such person and over which he or she has sole dispositive power.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

Pursuant to its engagement by Blyth, Houlihan Lokey is entitled to an aggregate fee of $275,000 for its services, a portion of which became payable upon the execution of Houlihan Lokey’s engagement letter and the balance of which became payable upon the delivery of Houlihan Lokey’s opinion. No portion of Houlihan Lokey’s fee is contingent upon the successful completion of the Transaction. Blyth has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or relating to Houlihan Lokey’s engagement.

Item 6. Interest in Securities of the Subject Company

No transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7. Purposes of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, the Company’s subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company’s subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or the Company’s subsidiaries, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information to be Furnished.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements— Arrangements between the Company and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Merger Effective Time who have not properly tendered in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to appraisal rights for the “fair value” of their shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Merger Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Merger Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price or the merger consideration.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Merger Effective Time, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs, which shall be October 13, 2015 (unless Merger Sub extends the Offer pursuant to the terms of the Merger Agreement) and 20 days after the mailing of this Schedule 14D-9 (which date of mailing was September 14, 2015), deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Merger Effective Time.

All written demands for appraisal should be addressed to:

Blyth, Inc.

59 Armstrong Road

Plymouth, Massachusetts 02360

(508) 830-3100

Attention: General Counsel

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Merger Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender in the Offer and demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Merger Effective Time, any holder of Shares who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Merger Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Merger Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the merger consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the merger consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the merger consideration.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving

Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Merger Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Merger Effective Time.

At any time within 60 days after the Merger Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Merger Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the merger consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the merger consideration, except that (i) any such attempt to withdraw made more than 60 days after the Merger Effective Time will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Merger Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Merger Effective Time into the right to receive the merger consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Merger Agreement and the transactions contemplated thereby (including the Offer) for purposes of Section 203, which causes such acts and transactions to not be subject to the restrictions of Section 203, and the Board has exempted the Company from any other “fair price,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation that may be applicable to the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Parent or any of its affiliates and the Company, each of Parent and the Company will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Parent might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Parent may not be obligated to accept for payment or pay for any tendered Shares.

Regulatory Approvals.

United States Antitrust Compliance.

Under the HSR Act, and the related rules and regulations that have been issued by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Merger Sub’s acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. On August 31, 2015, Parent filed, and on September 3, 2015, Blyth filed, a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. Under the HSR Act, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the 15th calendar day after Parent makes the filing, i.e., at 11:59pm on September 15, 2015, unless earlier terminated by the FTC and the Antitrust Division, or Parent or Blyth, as applicable, receives a request for additional information or documentary material prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent and Blyth, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions, such as Merger Sub’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by Merger Sub, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, ordering the divestiture of Shares purchased in the Offer or ordering the divestiture of substantial assets of Parent, Blyth or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

The Antitrust Division and the FTC granted early termination of the applicable waiting period under the HSR Act on September 14, 2015.

Foreign Laws.

It is a condition of Merger Sub’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that to the extent material, any waiting period (and any extensions thereof) applicable to consummation of the Merger under any foreign antitrust, competition or pre-merger notification law shall have expired or been terminated, and all other material foreign antitrust, competition, trade, pre-merger notification or other regulatory approvals as may be required to consummate the Merger shall have been made or obtained, as applicable.

Germany.

The purchase of Shares in the Offer is subject to review by the German Federal Cartel Office (“FCO”). Pursuant to the German Act against Restraint of Competition, the Offer and the Merger may not be consummated until they have been notified to and cleared by the FCO or if the maximum periods scheduled for the implementation of a merger control proceeding have expired. After submission of the merger filing, the FCO must clear the Offer and the Merger within one (1) month or open main examination proceedings by informing Parent and Blyth within such period. In the latter case, the FCO must decide whether to clear or prohibit the proposed merger within a period of four (4) months from receipt of the original notification or within such longer review period as may be agreed with Parent and Blyth. There can be no assurance that the FCO will accept the filings, will not extend the deadlines or will not challenge the acquisition of the Shares on competition or other grounds or, if such a challenge is made, of the results thereof. Parent and Blyth filed the required notice forms with the FCO on September 7, 2015.

Austria.

The purchase of Shares in the Offer is subject to review by the Austrian Federal Competition Authority (“FCA”). Pursuant to the Austrian Cartel Act, notification to the FCA of the Offer and the Merger is required and the Offer and the Merger may not be consummated before the expiration of a four (4) week waiting period, or upon a waiver by the FCA and the Austrian Federal Cartel Prosecutor of their right to file a motion with the Austrian Cartel Court to review the transactions. In the event the FCA or the Austrian Federal Cartel Prosecutor files a motion with the Austrian Cartel Court to review the Offer or the Merger, the waiting period may be extended for up to five (5) additional months. There can be no assurance that the FCA will accept the filings, will not extend the deadlines or will not challenge the acquisition of the Shares on competition or other grounds or, if such a challenge is made, of the results thereof. Parent and Blyth filed the required notice forms with the FCA on September 7, 2015.

If the FCO, the FCA or any foreign governmental authority initiates an action to block the Offer or the Merger and an order is issued prohibiting the Offer or the Merger, Parent and Blyth may not be obligated to consummate the Offer or the Merger.

Certain Litigation

Following the announcement of the Blyth Merger, two putative class action complaints styled Gauthier v. Blyth, Inc., et al., Civil Action No. 11464 (the “Gauthier Complaint”) and Kullman v. Blyth, Inc., et al., Civil Action No. 11479 (the “Kullman Complaint”), were filed in the Court of Chancery of the State of Delaware.

The complaints name as defendants Blyth, members of the Blyth board of directors, the Carlyle Group LP, Parent and Merger Sub. The complaints generally allege that the members of the Blyth board of directors breached their fiduciary duties to Blyth’s stockholders by entering into the Merger Agreement and approving the Merger, and that the Carlyle Group L.P., Parent and Merger Sub aided and abetted such breaches of fiduciary duties. The complaints further allege, among other things, (i) that the Merger Consideration undervalues Blyth, (ii) that the Merger Agreement is the product of a flawed process due to violations of fiduciary duties owed to plaintiffs and the Class, and (iii) that certain provisions of the Merger Agreement inappropriately favor the Carlyle Group L.P. and preclude or impede third parties from submitting potentially superior proposals.

The complaints seek, among other relief: (i) injunctive relief preliminarily and permanently enjoining the Merger, (ii) rescission of the Merger in the event it is consummated, (iii) granting rescissory damages and an accounting of all the damages suffered as a result of the alleged wrongdoing, and (iv) reimbursement of fees and costs. The defendants believe that both of these lawsuits are without merit.

The foregoing summary is qualified in its entirety by reference to the Gauthier Complaint and the Kullman Complaint, copies of which are filed as Exhibit (a)(5)(B) and (a)(5)(C) to this Schedule 14D-9, respectively.

Stockholder Approval of the Merger Not Required.

Neither Parent nor Merger Sub is, nor at any time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 and Quarterly Report on Form 10-Q for the three months ended June 30, 2015.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements regarding, among other things, statements related to expectations, goals, plans, objectives and future events. In some cases, forward-looking statements can be identified by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “contemplate,” “target” or “believe” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking information and statements are or may be based on a series of projections and estimates and involve risks and uncertainties. Various factors could adversely affect Blyth’s operations, business or financial results in the future and cause its actual results to differ materially from those contained in the forward-looking statements. The forward looking statements contained herein include assumptions about Blyth’s operations, and certain plans, activities or events which Blyth expects will or may occur in the future. Risks and uncertainties related to the proposed transactions include, among others: (1) uncertainties as to how many stockholders will tender their Shares in the Offer, (2) the possibility that competing offers will be made, (3) the ability to obtain requisite regulatory approvals required to complete the proposed transactions, (4) the satisfaction of the conditions to the consummation of the proposed transactions, (5) the timing of the completion of the proposed transactions and (6) the potential impact of the announcement or consummation of the proposed transactions on Blyth’s relationships, including with employees, consultants, suppliers, customers, landlords and sourcing agents. Please also refer to those factors discussed in detail in the “Risk Factors” sections contained in Blyth’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on March 16, 2015 and in Blyth’s subsequently filed Quarterly Reports on Form 10-Q. Given these uncertainties, undue reliance should not be placed on these forward-looking statements and we caution investors that any forward-looking statements made by us are not guarantees of future performance or events. There can be no assurance that the tender offer, merger or any other transaction will be consummated. The forward-looking statements involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the control of Blyth. All forward-looking statements are as of the date of this communication only. However, the Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with the Company’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9. Material to be Filed as Exhibits.

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase dated September 14, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Sponsor, Parent and Merger Sub on September 15, 2015 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on September 14, 2015 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Joint Press Release issued on August 31, 2015 (incorporated by reference to Exhibit 99.1 to Company’s Form 8-K filed August 31, 2015).

(a)(5)(A)	Opinion of Houlihan Lokey Capital, Inc. dated August 30, 2015 (attached hereto as Annex A).

(a)(5)(B)	Complaint filed by Martin Gauthier in the Court of Chancery of the State of Delaware, dated September 2, 2015.*

(a)(5)(C)	Complaint filed by Marcus Kullman in the Court of Chancery of the State of Delaware, dated September 8, 2015.*

(e)(1)	Agreement and Plan of Merger, dated as of August 30, 2015, by and among the Company, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 to Company’s Current Report on Form 8-K filed August 31, 2015).

(e)(2)	Confidentiality Agreement, dated as of May 18, 2015, by and between the Company and CIM (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Expense Reimbursement Agreement, dated as of June 23, 2015, by and among the Company and The Carlyle Group.*

(e)(4)	Tender and Support Agreement, dated as of August 30, 2015, by and among CB Shine Holdings, LLC, CB Shine Merger Sub, Inc., and certain stockholders of Blyth, Inc. party thereto, originally filed as Exhibit 99.5 to Robert B. Goergen’s Schedule 13-D/A filed by Robert B. Goergen,

Pamela Goergen, The Goergen Foundation, Inc., Ropart Investments, LLC, Robert B. Goergen, Jr., Todd A. Goergen, Stacey Goergen and Emma Goergen with the Securities and Exchange Commission on August 31, 2015, which is incorporated by reference herein.
(e)(5)	Limited Consent Regarding Loan and Security Agreement, dated as of August 30, 2015, by and among the Company, various of its domestic subsidiaries and Bank of America, N.A.*

(e)(6)	Limited Consent Regarding Term Loan and Security Agreement, dated as of August 30, 2015, by and among the Company, various of its domestic subsidiaries and GFIE, LLC.*

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 15, 2015

BLYTH, INC.

By:	/s/ Robert B. Goergen, Jr.

Name:	Robert B. Goergen, Jr.
Title:	Chief Executive Officer and President

ANNEX A

OPINION OF HOULIHAN LOKEY CAPITAL, INC.

August 30, 2015

Blyth, Inc.

One East Weaver Street

Greenwich, CT 06831

Dear Board of Directors:

We understand that CB Shine Holdings, LLC (the “Acquiror”), CB Shine Merger Sub, Inc., a wholly-owned subsidiary of the Acquiror (the “Sub”), and Blyth, Inc. (the “Company”), propose to enter into the Agreement (defined below) pursuant to which, among other things, (a) the Sub will commence a tender offer for all of the shares of the outstanding common stock, par value $0.02 per share (“Company Common Stock” and, such tender offer, the “Offer”), of the Company at a purchase price of $6.00 per share, in cash without interest (the “Consideration”), and (b) subsequent to consummation of the Offer, Sub will be merged with and into the Company, with the Company surviving (the “Merger” and, together with the Offer, the “Transaction”) and that, in connection with the Merger, (i) each outstanding share of Company Common Stock not previously tendered in the Offer (other than (i) Company Common Stock held by the Acquiror, the Sub or the Company and (ii) Company Common Stock held by any subsidiary of either the Company or the Acquiror (other than Sub)) will be converted into the right to receive the Consideration, and (ii) the Company will become a wholly owned subsidiary of the Acquiror.

The Board of Directors of the Company (the “Board”) has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction is fair to such holders from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the Execution Version of the Agreement and Plan of Merger, by and among the Acquiror, the Sub and the Company (the “Agreement”);

2.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including (i) financial projections (and adjustments thereto) prepared by the management of the Company relating to the Company for the years ending 2015 through 2018 (the “Projections”), and (ii) net operating loss carryforward amounts and usage estimates for the period beginning June 30, 2015 through December 31, 2018;

4.	spoken with certain members of the management of the Company regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

5.	compared the financial and operating performance of the Company with that of other public companies that we deemed to be relevant;

6.	considered the publicly available financial terms of certain transactions that we deemed to be relevant;

7.	reviewed the current and historical market prices and trading volume for Company Common Stock, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that we deemed to be relevant; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the Projections (and adjustments thereto) reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we express no opinion with respect to the Projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or any expected benefits of the Transaction that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any material respect from the draft of the Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation, other than certain evaluations of certain assets held for sale from the closing of the Company’s manufacturing facility in Cumbria, United Kingdom and the Company’s 10% ownership interest in ViSalus, Inc. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board or the Company or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof.

This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, any security holder or any other party as to how to act with respect to any matter relating to, or whether to tender shares in connection with, the Transaction or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, the Acquiror or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and/or certain of its affiliates have in the past provided and are currently providing investment banking, financial advisory and/or other financial or consulting services to the Company and The Carlyle Group L.P. (“Carlyle”), or one or more security holders, affiliates and/or portfolio companies of investment funds affiliated or associated with Carlyle (collectively with Carlyle, “Carlyle Group”), for which Houlihan Lokey and such affiliates have received, and may receive, compensation, including, among other things, (i) having acted as financial advisor to Galaxy Brands LLC, then a member of the Carlyle Group, in connection with its acquisition of American Sporting Goods, which transaction closed in May 2013, (ii) having acted as financial advisor to Orizonia Travel Group, then a member of the Carlyle Group, in connection with certain restructuring matters completed in 2012, and (iii) having provided consulting services to an affiliate of Carlyle in connection with its interests in Puccini Holding GmbH in 2015. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, members of the Carlyle Group, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and such affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by Carlyle, other participants in the Transaction or certain of their respective affiliates, and in portfolio companies of such funds, and may have co-invested with members of the Carlyle Group, other participants in the Transaction or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, members of the Carlyle Group, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

Houlihan Lokey will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, the Company, the Acquiror, their respective security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, the Acquiror, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company, the Acquiror or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s, the Acquiror’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s, the Acquiror’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, the Acquiror, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, the Acquiror or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Company, on the assessments by the Company and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, the Acquiror and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction is fair to such holders from a financial point of view.

Very truly yours,

/s/ HOULIHAN LOKEY CAPITAL, INC.

HOULIHAN LOKEY CAPITAL, INC.

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by

§ 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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